SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 1)*

Janux Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47103J105

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103J105

1.	Names of Reporting Persons RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,593,395

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,593,395

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,593,395

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.99%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 47103J105

1.	Names of Reporting Persons. Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,593,395

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,593,395

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,593,395

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.99%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 47103J105

1.	Names of Reporting Persons. Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,593,395

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,593,395

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,593,395

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.99%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 47103J105

1.	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,493,739

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,493,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,493,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.9%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and supplemented as follows:

This Amendment No. 1 (this “Amendment No. 1” or this “13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2021 (the “Statement”) by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (the “Fund”) with respect to the common stock, $0.001 par value per share (“Common Stock”), of Janux Therapeutics, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background

Item 2(a) of the Statement is hereby amended and restated as follows:

(a)	This Amendment No. 1 is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”) and are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

The Fund directly holds (i) 8,117,246 shares of Common Stock; (ii) pre-funded warrants (the “2023 Pre-Funded Warrants”) exercisable for up to 503,226 shares of Common Stock; and (iii) pre-funded warrants (the “2024 Pre-Funded Warrants” and, together with the 2023 Pre-Funded Warrants, the “Pre-Funded Warrants”) exercisable for up to 1,397,849 shares of Common Stock. RA Capital Nexus Fund II, L.P. (the “Nexus Fund II”) directly holds 1,048,406 shares of Common Stock. Each of the 2023 Pre-Funded Warrants and the 2024 Pre-Funded Warrants contains a provision (the “Beneficial Ownership Blockers”) which precludes exercise of the warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 19.90% and 19.99%, respectively, of the Common Stock outstanding.

The Common Stock reported herein as beneficially owned by the Reporting Persons consists of (i) 8,117,246 shares of Common Stock held directly by the Fund; (ii) 1,048,406 shares of Common Stock held directly by the Nexus Fund II; (iii) an aggregate of 1,376,493 shares of Common Stock that the Reporting Persons have the right to acquire upon the exercise of Pre-Funded Warrants, as limited by the Beneficial Ownership Blockers; and (iv) a total of 47,500 shares underlying vested stock options (right to buy), and 3,750 shares underlying stock options (right to buy) which shall vest within 60 days of this filing held by Jake Simson for the benefit of RA Capital. The Fund is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in the Reporting Persons’ beneficial ownership of more than 10,593,395 shares of Common Stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund or the Nexus Fund II. The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund II’s portfolio, including the shares of the Issuer’s Common Stock reported herein. Because the Fund and the Nexus Fund II have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund II. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented to add the following:

On March 4, 2024, the Fund purchased 1,397,849 2024 Pre-Funded Warrants in the Issuer’s underwritten public offering (the “March 2024 Public Offering”) at a price of $46.499 per 2024 Pre-Funded Warrant, for total consideration of $65 million. The purchase was for cash and was funded by the working capital of the Fund.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this 13D/A is incorporated by reference. The percentage set forth in row 13 is based on the sum of (i) 51,565,731 outstanding shares of Common Stock as of March 4, 2024, as reported by the Issuer in its prospectus supplement dated February 28, 2024, filed with the Securities and Exchange Commission on February 29, 2024, (ii) an aggregate of 1,376,493 shares of Common Stock which the Reporting Person may acquire upon the exercise of Pre-Funded Warrants, as limited by the Beneficial Ownership Blockers and (iii) an aggregate of 51,250 shares issuable upon exercise of options held by Mr. Simson within 60 days.

(b)	The information set forth in rows 7 through 10 of the cover pages to this 13D/A and Item 2 above is incorporated by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person and is incorporated herein by reference.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this 13D/A.

(f)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented to add the following:

Item 3 is incorporated by reference.

2023 Pre-Funded Warrants

Each 2023 Pre-Funded Warrant has an exercise price of $0.001 per share of Common Stock, is immediately exercisable and does not expire. Under the terms of the 2023 Pre-Funded Warrants, the Issuer may not effect the exercise of any 2023 Pre-Funded Warrant, and the Fund will not be entitled to exercise any portion of any 2023 Pre-Funded Warrant, which, upon giving effect to such exercise, would cause the Fund (together with its affiliates) to own more than 19.9% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the 2023 Pre-Funded Warrants.

The exercise price and the number of shares of Common Stock issuable upon exercise of each 2023 Pre-Funded Warrant are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

In the event of certain fundamental transactions (as described in the 2023 Pre-Funded Warrants), a holder of 2023 Pre-Funded Warrants will be entitled to receive, upon exercise of the 2023 Pre-Funded Warrants, the kind and amount of securities, cash or property that such holder would have received had they exercised in full the 2023 Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the 2023 Pre-Funded Warrants.

References to and the description of the 2023 Pre-Funded Warrants set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of 2023 Pre-Funded Warrant, which is attached hereto as Exhibit 4 and incorporated by reference herein.

2024 Lock-Up Agreement

In connection with the March 2024 Public Offering that closed on March 4, 2024, BofA Securities, Inc., Cowen and Company, LLC, Cantor Fitzgerald & Co. and William Blair & Company, L.L.C as representatives of the several underwriters (collectively the “Representatives”) entered into a lockup agreement (the “2024 Lockup Agreement”) with each of the Issuer’s directors, including Mr. Simson. Pursuant to the 2024 Lockup Agreement, subject to certain exceptions, Mr. Simson agreed not to offer, sell or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, without the prior written consent of BofA Securities, Inc. and Cowen and Company, LLC for a period of 90 days from February 28, 2024. A copy of the form of Lock-Up Agreement is filed as Exhibit 5 to this filing and is incorporated by reference herein.

2024 Pre-Funded Warrants

Each 2024 Pre-Funded Warrant has an exercise price of $0.001 per share of Common Stock, is immediately exercisable and does not expire. Under the terms of the 2024 Pre-Funded Warrants, the Issuer may not effect the exercise of any 2024 Pre-Funded Warrant, and the Fund will not be entitled to exercise any portion of any 2024 Pre-Funded Warrant, which, upon giving effect to such exercise, would cause the Fund (together with its affiliates) to own more than 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the 2024 Pre-Funded Warrants. However, the Fund may increase or decrease such percentage, from time to time, to any other percentage not in excess of 19.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice is delivered to the Issuer.

The exercise price and the number of shares of Common Stock issuable upon exercise of each 2024 Pre-Funded Warrant are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

In the event of certain fundamental transactions (as described in the 2024 Pre-Funded Warrants), a holder of 2024 Pre-Funded Warrants will be entitled to receive, upon exercise of the 2024 Pre-Funded Warrants, the kind and amount of securities, cash or property that such holder would have received had they exercised in full the 2024 Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the 2024 Pre-Funded Warrants.

References to and the description of the 2024 Pre-Funded Warrants set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of 2024 Pre-Funded Warrant, which is attached hereto as Exhibit 6 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following:

Exhibit 4	Form of 2023 Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 18, 2023).

Exhibit 5	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on February 29, 2024).

Exhibit 6	Form of 2024 Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 29, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare GP, LLC

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

SCHEDULE A

Transaction	Purchaser	Date	No. Shares	Price
Vest Stock Option (Right to Buy)	RA Capital	01/10/2024	833	(1)
Vest Stock Option (Right to Buy)	RA Capital	01/14/2024	1,041	(2)
Vest Stock Option (Right to Buy)	RA Capital	02/10/2024	833	(1)
Vest Stock Option (Right to Buy)	RA Capital	02/14/2024	1,041	(2)
Purchase Pre-Funded Warrants (Right to Buy)	Fund	03/04/2024	1,397,849	46.499 (3)
Vest Stock Option (Right to Buy)	RA Capital	03/10/2024	833	(1)*
Vest Stock Option (Right to Buy)	RA Capital	03/14/2024	1,041	(2)*
Vest Stock Option (Right to Buy)	RA Capital	04/10/2024	833	(1)*
Vest Stock Option (Right to Buy)	RA Capital	04/14/2024	1,041	(2)*

(1)	This option represents a right to purchase a total of 30,000 shares of the Issuer’s Common Stock, which began vesting from June 10, 2021 in 36 equal monthly installments, subject to Jake Simson’s continuous service to the Issuer through each vesting date. This option has an exercise price of $17.00 per share.

(2)	This option represents a right to purchase a total of 12,500 shares of the Issuer’s Common Stock, which began vesting from June 14, 2023 in 12 equal monthly installments. In the event the next occurring annual meeting of the Issuer’s stockholders occurs prior to the first anniversary of the date of grant, any remaining unvested portion of the option will vest on the date of such annual meeting of the Issuer’s stockholders. The vesting of the option is subject to Jake Simson’s continuous service to the Issuer through each vesting date. This option has an exercise price of $13.22 per share.

(3)	Pre-Funded Warrants have an exercise price of $0.001 per share.

* Represents future vesting options within 60 days from the filing date of this Amendment No. 1.

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 6, 2024, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.001 per share of Janux Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky

	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare GP, LLC

By:	/s/ Peter Kolchinsky

	Name:	Peter Kolchinsky
	Title:	Manager